September 8, 2005
Mr. Donald C. Hunt
Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re:	Electric City Corp.
Amendment No. 2 to Registration Statement in Form S-3
Filed August 1, 2005
File No. 333-123437
Amendment No. 2 to Form 10-K for the period Ended December 31, 2004
File No. 001-16265
Dear Mr. Hunt:
This letter is in response to the letter dated August 18, 2005 from Peggy Fisher in which the Commission provided additional comments to the above referenced filings.
Attached is a copy of the third amendment to our Registration Statement on Form S-3, marked to show changes from the second amendment to our Registration Statement on Form S-3 filed with the SEC on August 1, 2005.
The following are our responses to the comments contained in your letter relating to our Registration Statement on Form S-3:

Your
Comment #	Comment/Response

1.	Please file as correspondence your letters dated June 14 and August 1, 2005 in response to our comment letter dated May 9, 2005.

The letters were filed as correspondence on August 25, 2005. This letter will be filed shortly.

2.	We note your response to prior comment 6. If a selling shareholder is a broker-dealer, that selling shareholder must be identified as an underwriter in the prospectus unless it received the securities being registered as compensation for underwriting activities. If such is the case, please revise your disclosure to the contrary in footnote (5) to clarify.

Your
Comment #	Comment/Response
We have revised our disclosure to indicate Delano Group Securities, LLC is an underwriter and included an explanatory paragraph under the Plan of Distribution.

3.	Please refer to prior comment 32. We note your response that “a majority of our commercial sales of Energy Saver units are made on an installed basis.” Accordingly, it appears that EITF 00-21 may be applicable to your installation obligation related to your product sales. Please tell us how you considered the applicability of multiple-element revenue accounting as outlined in that guidance. Unless you can show us that multiple-element accounting is not applicable, that response should also show us that your application of EITF is appropriate. We may have further comments on revenue policy disclosure upon review of your response.

Many of our sales to customers are in the form of multiple-deliverable arrangements. In many instances, we will sell the energy saver unit and also provide installation services for the unit. Following is an evaluation of the criteria for assessing if the delivered items should be considered a separate unit of accounting:
a)	The delivered items have value to the customer on a standalone basis. The energy saver unit has value on a standalone basis as the customer could resell the unit on a stand-alone basis and the Company also sells the unit on a standalone basis.

b)	There is objective and reliable evidence of the fair value of the undelivered item. The undelivered item in this case would be the installation services. These installation services could be obtained independently by the customer from another third party and therefore we believe there is an objective fair value for this item.

c)	If the arrangement includes the general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor. Substantially all of the customer orders in which we provide installation services require customer acceptance of the unit or verification of the operating performance of the unit by the customer. In the event such acceptance was not obtained, the customer would have the right of return. As indicated in paragraph 14 of EITF 00-21, “The amount allocable to a delivered item is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (the noncontingent amount).” As such, the entire amount of the order is allocated to the installation, resulting in no recognition of revenue at the point the energy saver unit is delivered.

Our approach regarding revenue recognition for this situation is also consistent with the guidance provided in SAB 104 (paragraph 3(b)) which indicates, “If an arrangement expressly requires customer acceptance, the staff generally believes that customer acceptance should occur before the entity has substantially accomplished what it must do to be entitled to the benefits

Your
Comment #	Comment/Response
represented by the revenues, especially when the seller is obligated to perform additional steps.”

At the time the energy saver units are delivered but installation has not yet occurred, we record the units as consignment inventory. We believe the transaction is in-substance a consignment sale as we do not have the right to bill for the delivered product which implies that the risks and rewards of ownership have not been transferred to the customer. We believe this treatment of the delivered energy saver units as consignment inventory is in accordance with Accounting Research Bulletin No. 43.

4.	We noted on page 23 of Management’s Discussion and Analysis that a significant portion of your revenue for the year was attributable to a short term utility consulting engagement. Please revise future filings to disclose revenues from the sale of products, services, and other products if revenues from any individual referenced component are more than 10 percent of the total revenue for the year. Related cost and expenses should be combined and grouped separately. Refer to Rule 5-03(b) of Regulation S-X.

We will disclose separately individual classes of revenue that exceed 10 percent of total revenue and group their related expenses separately in future filings.

5.	Please refer to prior comment 33. Please revise future filings to specifically include the revenue recognition policy for this arrangement with Xcel Energy. Additionally your Management’s Discussion and Analysis in future filings should include discussions of this policy and its impact on delaying revenue recognition on the previously delivered units.

We will include a discussion of our revenue recognition policy for programs similar to the program with Xcel Energy. We will also include a discussion of the policy’s impact from delaying the recognition of previously delivered units in the MD&A in future filings.

6.	We see that on February 28, 2005, you amended your revolving credit facility with Laurus Master Fund which allowed you to borrow an amount in excess of the supportable borrowing base and reduced the fixed conversion price. Please tell us and revise future filings to disclose how you accounted for the significant terms of the credit arrangement and the amendment thereto. Additionally, please tell us how EITF 98-5 and EITF 00-27 impact your accounting requirements for the conversion terms associated with the agreement. We may have further comments after reviewing your response.

First, we evaluated the change in the terms of the revolving line of credit to determine if the changes resulted in an extinguishment or a modification of the related debt. EITF 98-14 provides guidance on accounting for changes in line-of-credit or revolving debt agreements. As the borrowing capacity of the new arrangement is greater than or equal to the borrowing capacity of the old arrangement, the unamortized deferred costs and any fees paid to the creditor

Your
Comment #	Comment/Response
(the only consideration was reduction in the conversion price) should be associated with the new arrangement. As such, remaining deferred financing fees at the date of the modification will be amortized over the remaining term of the line of credit.

At the time of the modification, the reduced conversion price of $1.05 was compared to the current market price of $0.97. As the conversion price of the common stock was in excess of the market price, there was no beneficial conversion feature recognized.

Outstanding borrowings on the line of credit are convertible at the option of the holder at a fixed conversion price of $1.05. Each advance under the line of credit agreement is considered a new issuance of convertible debt and at that point in time the beneficial conversion feature (as defined under EITF 98-5) is measured. Until an advance is requested, the Company does not believe the commitment date has been reached for purposes of calculating the beneficial conversion. The commitment date is the date when an agreement as to terms has been reached and the investor is committed to purchase the convertible securities based on those terms (that is, performance by the investor is probable because of sufficiently large disincentives for nonperformance). In March 2005, the Company drew $2 million against the line of credit, at which time the market price of the common stock was $0.99 compared to the conversion price of $1.05. As the conversion price of the common stock was in excess of the market price, there was no beneficial conversion feature recognized.

7.	We note in item (d) that you issued warrants in connection with the common stock issuance. You disclosed that if you fail to register the shares underlying the transaction, you will have to pay certain damages. Please tell us how your classification and accounting for the warrants and the associated registration rights complies with GAAP. Your response should reference the appropriate GAAP which supports your conclusions. Please tell us how SFAS 129, EITF 00-19 and EITF 05-04 impact your accounting and disclosure requirements for the common stock and warrants. Revise future filings to disclose how account for and classify the warrants and the associated registration rights. We may have further comments after reviewing your response.

The Company has considered classification of the warrants in accordance with EITF 00-19. The common stock and the common shares underlying the warrants are required to be registered. However, in the event the registration statement is not filed within a specified time or declared effective with a specified time, the holder is entitled to liquidated damages equal to 1/30 of 1% of the gross proceeds for each day between the registration default date and the date the registration statement becomes effective up to a maximum of 12%. Under the terms, assuming a registration statement is not declared effective, the Company would incur maximum liquidated damages of approximately $675,000. This maximum amount of liquidated damages limits the amount of cash the Company would be required to pay investors and the Company believes it represents a reasonable estimate of the difference in the fair values

Your
Comment #	Comment/Response
between registered and unregistered shares. As the warrants allow net share settlement with unregistered shares, the Company has classified the warrants as equity. This treatment will be clarified in the disclosures of future filings. Other than the registration rights, the common stock and warrants issued in the May PIPE have no rights or preferences over other equity holders which would require disclosure in accordance with FAS 129.

As no consensus has been reached on EITF 05-04, we did not initially take it into consideration when accounting for the warrants or liquidated damages provision of the purchase agreement. While we did describe the potential penalties in detail, we did not explicitly state the maximum amount of cash payments that could be payable under the registration rights agreement. We will include this disclosure in future filings.
We hope that we have adequately addressed all of your questions and comments. Please feel free to contact me or our attorney, Andy Connor, at (312) 845-5118, if you have any further questions or comments regarding our filings.
Sincerely,
/s/ Jeffrey Mistarz

Jeffrey Mistarz
Chief Financial Officer & Treasurer
enclosure